Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

November 26, 2024

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 374,203 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from November 18, 2024, up to and including November 22, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 126,152,764 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (126,152,764) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
18/11/2024	LSE	33,603	768.42
18/11/2024	BATE	11,951	768.28
18/11/2024	CHIX	36,277	767.09
18/11/2024	AQUIS	3,907	764.82
19/11/2024	LSE	43,832	791.13
19/11/2024	BATE	6,808	790.98
19/11/2024	CHIX	33,249	787.65
19/11/2024	AQUIS	2,532	789.76
20/11/2024	LSE	79,217	820.32
20/11/2024	BATE	103	824.00
20/11/2024	CHIX	1,495	823.02
20/11/2024	AQUIS	261	823.00
21/11/2024	LSE	65,348	826.73
21/11/2024	BATE	2,643	822.95
21/11/2024	CHIX	10,878	823.14
21/11/2024	AQUIS	1,286	820.17
22/11/2024	LSE	31,147	840.10
22/11/2024	BATE	1,986	837.28
22/11/2024	CHIX	6,088	837.05
22/11/2024	AQUIS	1,592	837.01

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123